UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Paramount Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69924R108

(CUSIP Number)

Colin J. Daniels, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

With a copy to:

Neil Q. Whoriskey, Esq.

Scott W. Golenbock, Esq.

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%[1]
14	TYPE OF REPORTING PERSON PN, IA

[1]

Calculated based on 219,105,492 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of February 1, 2022, as reported in Paramount Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%[2]
14	TYPE OF REPORTING PERSON PN, HC

[2]

Calculated based on 219,105,492 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of February 1, 2022, as reported in Paramount Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%[3]
14	TYPE OF REPORTING PERSON OO, HC

[3]

Calculated based on 219,105,492 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of February 1, 2022, as reported in Paramount Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

ITEM 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Paramount Group, Inc., a corporation organized under the laws of the state of Maryland (the “Issuer”). The Shares are listed on the New York Stock Exchange under the ticker symbol “PGRE”.

The principal executive offices of the Issuer are located at 1633 Broadway, Suite 1801, New York, NY 10019.

ITEM 2. Identity and Background.

(a), (c), (f)

This statement of beneficial ownership on Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

i.

Monarch Alternative Capital LP (“MAC”), a Delaware limited partnership, as investment advisor to a variety of funds (such funds collectively, the “Monarch Funds”), with respect to the Shares beneficially owned by it by virtue of the authority granted to it by the Monarch Funds to vote and dispose of the securities held by such Monarch Funds. The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds;

ii.	MDRA GP LP (“MDRA GP”), a Delaware limited partnership, which is the general partner of MAC, with respect to Shares indirectly beneficially owned by virtue of such position; and

iii.	Monarch GP LLC (“Monarch GP”), a Delaware limited liability company, which is the general partner of MDRA GP, with respect to Shares indirectly beneficially owned by virtue of such position.

MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto (the “Scheduled Persons”, and each a “Scheduled Person”).

(b)

The address of the principal business and principal office of the Reporting Persons is 535 Madison Avenue, New York, New York, 10022.

Annex A hereto sets forth the principal business address of each Scheduled Person.

(d)

During the past five years, none of the Reporting Persons has (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Annex A hereto) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

During the period of September 27, 2021 through February 24, 2022, the Monarch Funds acquired the Shares pursuant to open market purchases for a total consideration of approximately $109,395,465.88 (exclusive of brokers’ commissions and other administrative costs). The source of funds for such purchases was the investment capital of each Monarch Fund. None of the Monarch Funds used borrowed funds to purchase their respective Shares.

ITEM 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

The Monarch Funds purchased the Shares based on their belief that the Issuer’s current enterprise value and corresponding market prices for the Shares represent an attractive investment opportunity, as well as a possible opportunity to facilitate an acquisition within the office property leasing industry.

On February 23, 2022, representatives of MAC had a telephone call with Albert P. Behler, the Issuer’s Chairman, Chief Executive Officer and President, to indicate that MAC would deliver a letter shortly regarding a potential transaction between MAC and the Issuer. On February 24, 2022, MAC delivered a letter (the “February 24 Letter”) to Mr. Behler proposing that MAC, on behalf of the Monarch Funds, acquire all of the outstanding shares of common stock of the Issuer for a price of $12.00 per share, in cash, representing a premium of approximately 30% to the closing common stock price of the Issuer of $9.29 on February 24, 2022 and a premium of approximately 33% to the trailing 30-day volume weighted average trading price of $9.01 (the “Proposed Transaction”). As set forth in the February 24 Letter, MAC will seek to obtain access to, and review, due diligence materials from the Issuer and conduct discussions with the Issuer regarding the terms of the Proposed Transaction and the corresponding definitive documentation. Depending on the results of these efforts and/or other factors in MAC’s discretion, MAC may change the proposed terms of the Proposed Transaction or determine to accelerate or terminate discussions with respect to the Proposed Transaction without prior notice.

The foregoing description of the February 24 Letter is qualified in its entirety by reference to the full text of the February 24 Letter, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

MAC expects to continue to seek to have discussions with the Issuer, as well as with parties that might directly or indirectly provide equity or debt financing in connection with the Proposed Transaction (either at a corporate level or by means of property-specific transactions), but cannot predict, among other things, whether such discussions will occur, the timing or results of such discussions, if any, and whether such discussions will result in agreement on the terms of any transaction between MAC and the Issuer and/or MAC and such financing source(s). However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, actions taken by the Issuer, the availability of Shares for purchase at particular price levels, the availability and nature of opportunities to dispose of their interest in the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Depending upon their individual assessments of pertinent factors from time to time, the Reporting Persons may change their present intentions and reserve the right to, at any time without notice, among other things, (a) hold their investment in the Issuer; (b) dispose of some or all of the Shares held by the Monarch Funds or to acquire additional Shares from third parties (by means of open market transactions, private transactions or otherwise, whether for cash or for other consideration); (c) make further proposals related to the Proposed Transaction; (d) make recommendations or proposals to the Issuer concerning changes to its capitalization, ownership structure or board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its assets, or suggestions for improving the Issuer’s financial and/or operational performance; (e) seek to acquire or influence control of the Issuer, the means of which may include seeking representation on the Issuer’s board of directors; (f) engage in short selling of or any hedging or similar transaction with respect to the Shares; (g) take other actions similar, or in addition, to those listed above, or (h) take any other action (including voting of the Shares) in support of the foregoing.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (h) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. However, the Reporting Persons retain the right to change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference. Based upon the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on February 22, 2022, there were 219,105,492 shares of the Issuer’s common stock outstanding as of February 1, 2022. Each of the Monarch Funds has delegated beneficial ownership of the Shares held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Shares held by it absent a decision to do so by MAC.

(c)

Other than as reported in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)

Other than the Monarch Funds, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.

On February 24, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit Number	Description of Exhibit

1	Letter, dated as of February 24, 2022, from Adam Sklar and Joshua Acheatel to Albert P. Behler.

2	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 24, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

Monarch Alternative Capital LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP

By: Monarch GP LLC, as general partner

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Monarch GP LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

ANNEX A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following tables set forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Monarch Alternative Capital LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA

Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA

Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA

Adam Sklar	535 Madison Avenue New York, NY 10022	Managing Principal	USA

MDRA GP LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA

Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA

Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA

Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA

Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA